UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              FIRST PRIORITY GROUP, INC.
                              --------------------------
                                   (Name of Issuer)


                       COMMON STOCK, $.015 PAR VALUE PER SHARE
                       ---------------------------------------
                            (Title of Class of Securities)


                                      335914206
                                ---------------------
                                    (CUSIP Number)


                                  Michael D. London
                                   General Partner
                                 The Golddonet Group
                              221 Main Street, Suite 250
                               San Francisco, CA  94105
                                    (415) 836-6800
          ---------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)


                                  DECEMBER 2, 1998
            -------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

           CUSIP NO.   335914206                PAGE  2  OF      PAGES
                     ------------                    ---    ----

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                  ONLY)

                  The Golddonet Group (IRS No. Pending)
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E)                           [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  California
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                               1,695,000 shares (including 1,445,000 shares
              SHARES           underlying options)
                         -----------------------------------------------------
          BENEFICIALLY     8   SHARED VOTING POWER

            OWNED BY           -0-
                         -----------------------------------------------------
              EACH         9   SOLE DISPOSITIVE POWER

           REPORTING           1,695,000 shares (including 1,445,000 shares
                               underlying options)
          PERSON WITH    -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                    -0-
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,695,000 shares (including 1,445,000 shares underlying
                  options)
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.88%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       PN
           -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   335914206                PAGE  3  OF      PAGES
                     ------------                    ---    ----

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael D. London
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E)                           [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    -0-
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                               1,695,000 shares (including 1,445,000 shares
             OWNED BY          underlying options)
                         -----------------------------------------------------
               EACH        9   SOLE DISPOSITIVE POWER

             REPORTING              -0-
                         -----------------------------------------------------
            PERSON WITH   10   SHARED DISPOSITIVE POWER

                               1,695,000 shares (including 1,445,000 shares
                               underlying options)
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,695,000 shares (including 1,445,000 shares underlying
                  options)
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.88%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                     IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   335914206                PAGE  4  OF      PAGES
                     ------------                    ---    ----

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                  ONLY)

                  Sheldon L. Goldman
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E)                           [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF

              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                               1,695,000 shares (including 1,445,000 shares
             OWNED BY          underlying options)
                         -----------------------------------------------------
              EACH         9   SOLE DISPOSITIVE POWER

           REPORTING
                         -----------------------------------------------------
          PERSON WITH     10   SHARED DISPOSITIVE POWER

                               1,695,000 shares (including 1,445,000 shares
                               underlying options)
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,695,000 shares (including 1,445,000 shares underlying
                  options)
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.88%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   335914206                PAGE  5  OF      PAGES
                     -------------                   ---    ----

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
                  ONLY)

                  Ronald H. Colnett
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E)                           [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                      -0-
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                               1,695,000 shares (including 1,445,000 shares
             OWNED BY          underlying options)
                         -----------------------------------------------------
               EACH        9   SOLE DISPOSITIVE POWER

            REPORTING                 -0-
                         -----------------------------------------------------
           PERSON WITH    10   SHARED DISPOSITIVE POWER

                               1,695,000 shares (including 1,445,000 shares
                               underlying options)
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,695,000 shares (including 1,445,000 shares underlying
                  options)
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.88%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
           -------------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

               This statement relates to the Common Stock, $.015 par value per share ("Common Stock"), of First Priority Group, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 51 East Bethpage Road, Plainview, New York 11803.


          ITEM 2.   IDENTITY AND BACKGROUND.

               The person filing this statement is The Golddonet Group, a California general partnership ("TGG"). TGG was formed to enter into the subject investment in the Company. Its address is 221 Main Street, San Francisco, California 94105.

               During the last five years, TGG has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               The general partnership interests in TGG are held as follows: Michael D. London, as trustee for the London Family Trust (51%), Sheldon L. Goldman, as trustee for the Goldman Family Trust (24.5%), and Ronald H. Colnett, as trustee for the Ronald H. and Linda S. Colnett Trust (24.5%). Messrs. London, Goldman and Colnett are referred to herein as the "Partners".

               Mr. London's address is 221 Main Street, Suite 250, San Francisco, CA 94105. He is the CEO of American Information Company Inc. ("AIC"). AIC is engaged in the business of providing information and services to automobile consumers and is located at 221 Main Street, Suite 250, San Francisco, CA 94105.

               Mr. Goldman's address is 108 Greenbank Drive, Lafayette, CA 94549. He is the President of Auto Insider Service Inc. ("Auto Service") and Executive Vice President of AIC. Auto Service is engaged in the business of providing information and services to automobile consumers and is located at 221 Main Street, Suite 250, San Francisco, CA 94105. AIC's business and address are noted above.

               Mr. Colnett's address is 2965 Pacific Avenue, San Francisco, CA 94115. He is a self-employed marketing and business consultant.

               During the last five years, none of Messrs. London, Goldman or Colnett has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               Messrs. London, Goldman and Colnett each is a citizen of the United States.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               TGG entered into two agreements, as more fully described below, whereby TGG would acquire 200,000 shares of Common Stock on January 4, 1999 at an aggregate purchase price of $200,000, and would have a commitment to purchase an additional 50,000 shares and be granted options to purchase additional shares thereafter, subject to satisfactory completion by TGG of a due diligence review by December 18, 1998 (the "Due Diligence Review"). The funds for the acquisition of the 200,000 shares of Common Stock are to be allocated from the working capital of TGG, which will be provided from the personal funds of the Partners. It is presently contemplated that the source of funds required by TGG to purchase any additional shares of Common Stock as contemplated herein will come from the personal funds of the Partners.


          ITEM 4.   PURPOSE OF TRANSACTION.

          GENERAL
          -------

               TGG has sought to acquire the shares of Common Stock that are the subject of this Schedule as the Partners have viewed the Company as a potential attractive investment opportunity and were interested in obtaining a major investment position therein in order to attempt to influence Company management with respect to the future direction of the Company, including the possibility of an acquisition transaction between the Company and AIC. Mr. London, on behalf of the Partners, has had discussions with large investors of the Common Stock concerning the interest of TGG and whether these investors might be supportive of TGG's efforts. However, neither TGG nor any Partner has entered into any agreement or understanding with any such holder for the purpose of acquiring, holding, voting or disposing of shares of Common Stock. nor should be considered as part of a "group" with any other holders of the Company's Common Stock.

               In furtherance of its efforts with respect to the Company, TGG has entered into agreements with two major Company stockholders providing for (i) TGG to purchase an aggregate of 250,000 shares subject to its Due Diligence Review, and (ii) TGG to receive options to purchase an aggregate of 1,445,000 shares together with irrevocable proxies to vote the option shares while the options are exercisable.

               Mr. London, together with other outside shareholders, has held meetings with Barry Siegel, Chairman and Chief Executive Officer of the Company, regarding the future direction of the Company. As explained in greater detail below, these discussions have resulted into the entry of a Letter of Interest between AIC and the Company covering a possible reverse acquisition of the Company by AIC and a proposed three member increase in the size of the Board of Directors with the new directorships to be filled by two designees of TGG and a designee of another investor group.

          PURCHASE AGREEMENTS
          -------------------

               On December 2, 1998, TGG entered into an agreement with Leonard Giarraputo and Frances Giarraputo (the "Giarraputos"), as amended on December 9, 1998 (collectively, the "Giarraputo Agreement"), with respect to Giarraputos' shares of the Company's Common Stock. TGG agreed to purchase from the Giarraputos 100,000 shares of Common Stock on January 4, 1999 at a purchase price of $1.00 per share, subject to its Due Diligence Review. The Giarraputos granted options to TGG to purchase 500,000 shares (the "Giarraputo Option Shares") of Common Stock as follows:
          150,000 shares at $1.00 per share expiring on April 1, 1999, 150,000 shares at $2.00 per share expiring on December 31, 2000, 150,000 shares at $3.00 per share expiring on December 31, 2000, and 50,000 shares at $4.00 per share expiring on December 31, 2001, provided that the option is exercised as to all the underlying shares at any price level. Upon TGG purchasing the initial 100,000 shares, the Giarraputos are to grant an irrevocable proxy to TGG to vote all Giarraputo Option Shares. That proxy is to expire December 31, 2001; provided, however, the proxy shall expire on April 1, 1999 if TGG does not exercise its option to purchase the first option tranche of 150,000 shares of Common Stock by that date as provided above, and thereafter the proxy shall expire from as to each subsequent tranche of Giarraputo Option Shares if TGG does not exercise each such tranche prior to its respective expiration date.

               On December 2, 1998, TGG also entered into an agreement with Michael Karpoff and Patricia Rothbardt (the "Karpoff Sellers"), as amended on December 9, 1998 (the "Karpoff Agreement"), pursuant to which TGG agreed to purchase from the Karpoff Sellers
          (i) 100,000 shares of Common Stock on January 4, 1999 at a purchase price of $1.00 per share and (ii) 50,000 shares on January 3, 2000 at a price equal to the greater of $1.75 per share or 80% of the per share price of the last trade in the Common Stock in the public market as of the immediately preceding business day; provided, however, that if the purchase price of the 50,000 shares is less than $1.75 per share, TGG shall have the right to elect not to purchase such shares upon notice to the Karpoff Sellers. TGG's obligation to proceed with the Karpoff Agreement is subject to the TGG Due Diligence Review. The Karpoff Sellers granted options to TGG to purchase 945,000 shares (the "Karpoff Option Shares") of Common Stock as follows: 50,000 shares at $1.75 per share expiring on January 4, 1999, 200,000 shares at $1.00 per share expiring on April 1, 1999, 200,000 shares at $2.00 per share expiring on December 31, 2000, 200,000 shares at $3.00 per share expiring on December 31, 2000, 150,000 shares at $4.00 per share expiring on December 31, 2001, and 145,000 shares at $5.00 per share expiring on December 31, 2001. The shares underlying the options for the 295,000 shares expiring on December 31, 2001 are not presently outstanding, but are subject to options held by the Karpoff Sellers. Upon the closing of the initial 100,000 shares, the Karpoff Sellers are to grant an irrevocable proxy to TGG for the Karpoff Option Shares similar to the proxy that was granted by the Giarraputos for the Giarraputo Option Shares.

               For additional information regarding the Giarraputo Agreement and the Karpoff Agreement (collectively, the "Purchase Agreements"), reference is made to those Agreements which are filed as Exhibits 2 and 3, respectively, to this Schedule.

          LETTER OF INTEREST
          ------------------

               On December 7, 1998, AIC (d/b/a Consumers Car Club) entered into a letter with the Company (the "Letter of Interest") which expresses their preliminary indication of interest for a combination of AIC and the Company. Messrs. London and Goldman are principals of AIC. The proposal contemplates a tax-free merger whereby the Company would issue 33,000,000 shares of Common Stock for the outstanding Common Stock of AIC, subject to entry into a definitive agreement after mutual due diligence reviews and other closing conditions. The Letter of Interest is filed herewith as Exhibit 4.

          BOARD REPRESENTATION
          --------------------

               During the week of December 7, Mr. London, on behalf of TGG, either together with other major investors in the Company or separately, had discussions with Siegel and other Company directors concerning the possibility of creating a vacancy on the existing Board of Directors, increasing the size of the Board to seven, and filling the three vacancies with two individuals designated by TGG and a third person designated by Point West Capital Corporation ("Point West"). The Company's Board of Directors has not yet taken any action to implement this change in the Board.

               On December 16, 1998, TGG and its representatives are to commence the Due Diligence Review. Representatives of Point West will participate in such effort.

               In addition to those plans noted above, it is possible that TGG and or the Partners may develop or pursue plans and proposals regarding: (i) extraordinary corporate transactions, such as mergers, reorganizations or liquidations involving the Company or any of its subsidiaries, (ii) one or more sales or transfers of a material amount of assets of the Company or any of its subsidiaries, (iii) one or more changes in the present capitalization or dividend policy of the Company, (iv) one or more changes in the Company's business or corporate structure,
          (v) one or more changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may facilitate or impede the acquisition of control of the Company by any other person, and (vi) one or more actions which may cause the Common Stock to cease to be authorized to be quoted on Nasdaq or the Company to become eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Depending on future developments, including the Due Diligence Review, the plans of TGG and the Partners may change.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) TGG may be deemed the direct beneficial owner of an aggregate of 1,695,000 shares of Common Stock consisting of (i) 250,000 shares which TGG has agreed to purchase pursuant to the Purchase Agreements and (ii) 1,445,000 shares underlying options granted to TGG pursuant to those Agreements, which represents approximately 19.88% of the outstanding shares of Common Stock. The outstanding shares is based upon 8,231,800 shares outstanding as of November 13, 1998 (as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998) and as adjusted to reflect the assumed issuance of 295,000 shares underlying options expiring on December 31, 2001 under the

          Karpoff Agreement. The Purchase Agreements also grant to TGG certain voting rights with respect to the Option Shares thereunder. (See Item 4.)

               Mr. London, as trustee of a trust which is a general partner in TGG, may be deemed the indirect beneficial owner of 1,695,000 shares of Common Stock, or approximately 19.88 % of the outstanding shares by virtue of his ownership interest in TGG.

               Mr. Goldman, as trustee of a trust which is a general partner in TGG, may be deemed the indirect beneficial owner of 1,695,000 shares of Common Stock, or approximately 19.88% of the outstanding shares by virtue of his ownership interest in TGG.

               Mr. Colnett, as trustee of a trust which is a general partner in TGG, may be deemed the indirect beneficial owner of 1,695,000 shares of Common Stock, or approximately 19.88% of the outstanding shares by virtue of his ownership interest in TGG.

               Each of the Partners disclaims any beneficial ownership in any shares of the Company's Common Stock which may be attributed to him other than through his participation in TGG.

               (b) Pursuant to the irrevocable proxies granted under the Purchase Agreements, TGG shall have certain powers to vote and direct the disposition of the shares of Common Stock deemed beneficially owned by it. By virtue of the relationships described in Item 2 of this Schedule, each of the Partners may be deemed to share indirect power to vote and direct the disposition of the shares of Common Stock held by TGG.

               (c) On December 2, 1998, TGG entered into the Purchase Agreements, each as amended December 9, 1998, to purchase up to 1,695,000 shares of Common Stock, as more fully described in Item 4 of this Schedule.

                    On December 10, 1998, Mr. Goldman sold 1,000 shares of Common Stock in a brokerage transaction at a price of $1.60 per share.

               (d)  Not applicable.

               (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On December 2, 1998, TGG entered into an agreement with Kirlin Securities Inc. ("Kirlin") which provides that if TGG exercises the options under the Karpoff Agreement which expire on or before December 31, 2000 and also exercises all of the options under the Giarraputo Agreement which expire on or before the same date, TGG shall pay Kirlin a $50,000 fee. In addition, if the Company is merged with AIC, TGG will use its reasonable efforts to have the merged company pay to Kirlin a customary finder's fee in warrants to purchase common stock of the merged entity. This agreement is filed herewith as Exhibit 4.

               The only contracts, arrangements, understandings and relationships among the persons identified in Item 2 and between such persons and any person with respect to any security of the Company, there are i) the Giarraputo Agreement, ii) the Karpoff Agreement, iii) the Agreement between TGG and Kirlin Securities, and iv) the Letter of Interest, each as more fully described above and each of which is filed as an Exhibit hereto and the understandings mentioned in this Schedule.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               1. Joint Filing Agreement and Power of Attorney, dated December 11, 1998, by the Reporting Persons.

               2. Agreement among TGG, Leonard Giarraputo and Frances Giarraputo, dated December 2, 1998, as amended December 9, 1998.

               3. Agreement among TGG, Michael Karpoff and Patricia Rothbardt, dated December 2, 1998, as amended December 9, 1998.

               4. Letter of Interest between the Company and AIC, dated December 7, 1998.

               5.   Agreement between TGG and Kirlin, dated December 2,
          1998.

                                      SIGNATURE
                                      ---------




               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


          Date:  December 15, 1998      THE GOLDDONET GROUP


                                        By: /s/Michael D. London
                                           --------------------------------
                                            Michael D. London, General
                                             Partner


                                        LONDON FAMILY TRUST


                                        By: /s/ Michael D. London
                                           -------------------------------
                                             Michael D. London, Trustee


                                        GOLDMAN FAMILY TRUST



                                        By: /s/Sheldon L. Goldman
                                           -------------------------------
                                              Sheldon L. Goldman, Trustee


                                        RONALD H. AND LINDA S. COLNETT
                                          TRUST



                                        By: /s/Ronald H. Colnett
                                           ------------------------------
                                              Ronald H. Colnett, Trustee

                              EXHIBIT INDEX


              Exhibit             Description
              -------             -----------

               1. Joint Filing Agreement and Power of Attorney, dated December 11, 1998, by the Reporting Persons.

               2. Agreement among TGG, Leonard Giarraputo and Frances Giarraputo, dated December 2, 1998, as amended December 9, 1998.

               3. Agreement among TGG, Michael Karpoff and Patricia Rothbardt, dated December 2, 1998, as amended December 9, 1998.

               4. Letter of Interest between the Company and AIC, dated December 7, 1998.

               5.          Agreement between TGG and Kirlin, dated
                           December 2, 1998.